

GRUPPO CAMPARI®

DAVIDE CAMPARI - MILANO S.p.A.

VIA FILIPPO TURATI 27 - 20121 MILANO - ITALIA TEL.: +39 02 6225.1 - FAX: +39 02 6225312 - E-MAIL: DAVIDECAMPAF



03045172

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

SUPPL

December 9, 2003


RECEIVED
DEC 11 2003
181
WASH, D.C.

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) A press release in Italian and English announcing the acquisition of Barbero 1891 SpA.; and

2.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Thank you for your co-operation and attention.

Yours faithfully

dlw 12/17

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.


GRUPPO
CAMPARI

PRESS RELEASE

CAMPARI ANNOUNCES THE ACQUISITION OF BARBERO 1891 S.p.A.

Enterprise consideration of € 150 million

Main brands include Aperol, Aperol Soda and Mondoro

Strengthening of the Group's position in the spirits and wines segments

Milan, 1 December 2003 - The Campari Group announces today the signing of an agreement for the purchase of Barbero 1891 S.p.A., owner of a wide portfolio of spirits and wines including Aperol, Aperol Soda, Mondoro, Barbieri and Serafino.

The acquisition is for 100% of Barbero 1891 S.p.A., a wholly-owned subsidiary of the Irish Cantrell & Cochrane group, controlled by the UK private equity fund BC Partners. The acquired portfolio includes Aperol, Aperol Soda and Barbieri liqueurs in the spirits segment, accounting for 60% of the expected net turnover for the fiscal year ending February 2004, and Mondoro and Enrico Serafino in the wines segment.

The acquisition doesn't include some sparkling wine brands, among which the Conte di Cavour brand, sold by Barbero 1891 S.p.A. to Gancia Group before the acquisition of Barbero 1891 S.p.A. by Campari Group and the Frangelico brand, which will remain within the Cantrell & Cochrane Group.

Aperol is a leading Italian brand in the spirits segment and, thanks to its intrinsic quality and to a highly successful marketing strategy, has been growing on average 16.5% in 2001 - 2003. Aperol Soda is a line extension successfully launched in 1995.

Mondoro is a premium Asti, internationally renowned, with a strong market position in Russia and other markets. Mondoro strengthens the Campari Group's offer in the Asti segment, together with Cinzano and the recently acquired Riccadonna.

Marco Perelli-Cippo remarked: "*in line with the Group's strategy, this acquisition represents a further strengthening in the spirits and wines markets: Aperol integrates our offer in the medium-alcoholic content spirits segment which is experiencing a strong growth in Italy and internationally; at the same time, with Mondoro, we will consolidate our strong position in the premium Asti segment on international markets*".

According to financial information provided by the seller, expected pro-forma net turnover for fiscal year ending February 2004 is approximately € 55 million, representing an increase of 10% on the previous year. Estimated EBITDA is equal to around € 13 million, with an increase of 30%.

The enterprise value of € 150 million corresponds to a multiple of 11.8x the estimated pro-forma EBITDA for the fiscal year ending February 2004. As of 31 August 2003 the company reported a net cash position of around € 70 million, which will be included in the equity consideration. The acquisition, expected to be closed within the first ten days of December and paid in cash, will be financed with part of the proceeds from the senior notes issue in July 2003.

Campari Group has been assisted in this transaction by Goldman Sachs.

* * *

CONFERENCE CALL

At 6:00 p.m. (CET) today, Monday 1 December 2003, there will be a conference call, during which Campari's management will announce and comment on the acquisition with analysts, investors and journalists. To take part in the conference call, simply dial one of the following numbers:

- from Italy: 800 914 551 (toll-free number)
- from abroad: +39 02 3700 8206

This press release includes forward-looking statements pertaining to the acquired company that have been elaborated in good faith by Campari's management on the basis of information given by the sellers. These forward-looking statements express current expectations and projections about future events. Prospective investors are cautioned not to place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond Campari's management control. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this press release might not occur. Moreover, any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

Save as provided for by article 69 of Consob reg. 11971/99, which prescribes an obligation to publicly update and revise in case of material discrepancies, Davide Campari-Milano S.p.A. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. Following an intensive acquisition campaign undertaken over the last few years, the Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda and Pelmosoda in Italy, SKYY Blue in the US, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay and Riccadonna in Australia and New Zealand. The Group has 1,400 employees, and shares of the parent company Davide Campari-Milano S.p.A have been listed on the Milan stock exchange since July 2001.

FOR FURTHER INFORMATION:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com
Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it


GRUPPO
CAMPARI

COMUNICATO STAMPA

CAMPARI ANNUNCIA L'ACQUISIZIONE DI BARBERO 1891 S.p.A.

Controvalore dell'acquisizione di € 150 milioni

Aperol, Aperol Soda e Mondoro tra i *brand* principali

Rafforzamento del Gruppo nei settori *spirits* e *wines*

Milano, 1 dicembre 2003 - Il Gruppo Campari annuncia l'acquisizione di Barbero 1891 S.p.A., proprietaria di un ampio portafoglio di *spirits* e *wines* tra cui spiccano i marchi Aperol, Aperol Soda, Mondoro, Barbieri e Serafino.

L'acquisizione riguarda il 100% del capitale di Barbero 1891 S.p.A., di proprietà del gruppo irlandese Cantrell & Cochrane controllato dal fondo di investimento inglese BC Partners. Il portafoglio prodotti acquisito comprende Aperol, Aperol Soda e i liquori Barbieri nel segmento *spirits,* che rappresenta il 60% del fatturato atteso nell'esercizio terminante a febbraio 2004, e Mondoro ed Enrico Serafino nel comparto *wines.*

L'acquisizione non comprende alcuni marchi di spumanti, fra i quali il marchio Conte di Cavour, ceduti da Barbero 1891 S.p.A. al Gruppo Gancia anteriormente alla acquisizione di Barbero 1891 S.p.A. da parte del Gruppo Campari e il brand Frangelico, che rimarrà di proprietà del Gruppo Cantrell & Cochrane.

Aperol, grazie alle caratteristiche qualitative che lo contraddistinguono e a una strategia di *marketing* e di comunicazione di notevole successo, ha registrato, nel periodo 2001 - 2003, una fortissima crescita delle vendite, pari al 16,5% in media all'anno. Aperol Soda è una *line extension* lanciata con successo nel 1995.

Mondoro è l'Asti di alta gamma conosciuto internazionalmente per le sue caratteristiche *premium*, con posizioni rilevanti in particolare sui mercati di Russia e altri mercati e va ad aggiungersi all'offerta del Gruppo nel segmento Asti a Cinzano e al neo-acquisito Riccadonna.

Marco P. Perelli-Cippo, Chief Executive Officer del Gruppo Campari, ha commentato: "*Questa operazione, in linea con la strategia del Gruppo, rappresenta un ulteriore rafforzamento nel segmento* spirits *e* wines*: con Aperol integriamo la nostra offerta nel segmento degli* spirits *a moderata gradazione alcolica in forte sviluppo in Italia e all'estero; contemporaneamente, con Mondoro, consolidiamo la nostra forza nel segmento* premium *Asti sui mercati internazionali*".

Sulla base dei dati e delle rappresentazioni ricevute dalla parte venditrice, nel 2004 (anno fiscale terminante a febbraio) il fatturato netto atteso *pro-forma* dei *brand* acquisiti è pari a circa € 55 milioni, con un incremento atteso del 10% sull'anno precedente. Il risultato operativo lordo (EBITDA) stimato è pari a € 13 milioni circa, con un incremento del 30% circa.

Il valore dell'operazione (*enterprise value*) è di € 150 milioni e corrisponde a un multiplo di 11,8 volte l'EBITDA *pro-forma* atteso per l'esercizio terminante a febbraio 2004. Al 31 agosto 2003 la società aveva disponibilità liquide nette per € 70 milioni circa, che si aggiungono al valore della transazione. L'acquisizione, il cui *closing* è previsto entro la prima decade del mese di dicembre e il cui corrispettivo sarà pagato in contanti, verrà finanziata con parte dei fondi raccolti con l'emissione obbligazionaria completata nel luglio 2003.

Il Gruppo Campari è stato assistito nell'operazione da Goldman Sachs.

* * *

CONFERENCE CALL

Si informa che alle ore 18.00 di lunedì 1 dicembre 2003 si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti, termini e caratteristiche dell'acquisizione. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- dall'Italia: 800 914 551 (numero verde)
- dall'estero: +39 02 3700 8206

* * *

Il presente comunicato stampa contiene alcune dichiarazioni di carattere previsionale relative alla società oggetto di acquisizione fondate su aspettative attuali e su proiezioni circa eventi futuri. Tali previsioni ed elaborazioni sono state predisposte in buona fede dal management *di Campari sulla base di dati e rappresentazioni fornite dalla parte venditrice. Non è possibile garantire che tali previsioni siano mantenute o confermate; i risultati effettivi potrebbero, infatti, discostarsi da quelli previsti a causa di rischi noti e ignoti o per la non correttezza dei presupposti sulla base dei quali esse sono state operate. Per queste ragioni, si invita a non riporre ingiustificato affidamento sulle informazioni di carattere previsionale.*

Il Gruppo Campari, pur non assumendo alcun obbligo di aggiornare pubblicamente o modificare le anzidette dichiarazioni previsionali, si impegna a informare senza indugio il pubblico di ogni scostamento che possa avere effetti significativi sulle attività e sui risultati del Gruppo, in ottemperanza all'articolo 69 del regolamento Consob 11971/99.

Il presente comunicato stampa contiene, inoltre, dichiarazioni relative a passati andamenti o attività. Non è però possibile garantire che tali andamenti o attività continueranno in futuro.

Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre importanti segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brands* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Sella & Mosca, Zedda Piras, Biancosarti, Lemonsoda, Oransoda e Pelmosoda in Italia, SKYY Blue negli USA, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay e Riccadonna in Australia e in Nuova Zelanda. Il Gruppo impiega circa 1.400 persone e, dal luglio 2001, le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it